Exhibit 99.2

Management’s discussion and analysis

– August 14, 2019

The following Management’s Discussion and Analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three months ended June 30, 2019. This MD&A has been prepared with all information available up to and including August 14, 2019. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three months ended June 30, 2019. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Company overview

Just Energy is a leading consumer company focused on essential needs, including electricity and natural gas commodities; on health and well-being, through products such as water quality and filtration devices; and on utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., (“Filter Group”) Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

For a more detailed description of Just Energy’s business operations, refer to the “Continuing operations overview” section on page 6 of this MD&A.

Forward-looking information

This MD&A may contain forward-looking statements and information, including guidance for Base EBITDA for the fiscal year ending March 31, 2020. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, general economic, business and market conditions, the ability of management to execute its business plan, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer credit risk, rates of customer attrition, fluctuations in natural gas and electricity prices, interest and exchange rates, actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition, the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

1.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on December 31, 2020. Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures and pay down Just Energy’s credit facility. In fiscal 2019, US$127.6 million were tendered. A further US$13.2 million were repurchased in July 2019, resulting in a balance of US$9.2 million outstanding as at June 30, 2019. See “Debt and financing for continuing operations” on page 23 for further details.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. Net proceeds were used to redeem Just Energy’s outstanding senior unsecured notes on October 5, 2016 and $225 million of its 6.0% convertible debentures on November 7, 2016. See “Debt and financing for continuing operations” on page 23 for further details.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. Net proceeds were used to redeem the 5.75% convertible debentures on March 27, 2018. See “Debt and financing for continuing operations” on page 23 for further details.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$193.0 million was drawn in fiscal 2019, and an additional US$14.0 million was drawn in July 2019. Net proceeds from the initial draw were used to fund a tender offer for Just Energy’s outstanding 6.5% convertible bonds due July 29, 2019, and for general corporate purposes, including to pay down the Company’s credit facility. See “Debt and financing for continuing operations” on page 23 for further details.

“Active asset” means an asset (product) that has been installed and not cancelled.

“Active MRR” refers to monthly recurring revenue (“MRR”) from active assets (i.e., subscriptions). It represents the expected recurring revenue as at the reporting date.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” is comprised of each individual customer with a distinct address rather than RCE (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group, which was acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%. See “Debt and financing for continuing operations” on page 23 for further details.

“Gross margin per RCE” refers to the energy gross margin realized on Just Energy’s RCE customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Maintenance capital expenditures” means the necessary capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by our Board of Directors.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

2.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, discontinued operations, Texas residential enrolment and collections impairment, the United Kingdom (“U.K.”) receivables impairment and restructuring as well as reflecting an adjustment for share-based compensation, non-controlling interest and amortization of sales commissions with respect to value-added products (see below). This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, the U.K. receivables impairment, restructuring and discontinued operations are one-time, non-recurring events. Management considers these events to be non-recurring as the operational issues that led to that impairments in the Texas market have been resolved to prevent further losses and management is continuing to implement operational improvements in the U.K.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market gains (losses) do not impact the long-term financial performance of Just Energy, and has excluded them from the Base EBITDA calculation.

Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s unaudited interim condensed consolidated statements of income (loss). The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added product contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

3.

Funds from operations

Funds from Operations (“FFO”) refers to the cash flow generated by current operations. FFO is calculated as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, Texas residential enrolment and collections impairment and the U.K. receivables impairment, finance costs, corporate taxes, capital taxes and other cash items. FFO also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan to include cash received from LDCs for gas not yet consumed by end customers.

base Funds from operations

Base Funds from Operations (“Base FFO”) refers to FFO reduced by maintenance capital expenditures.

Base Funds from Operations Payout Ratio

The payout ratio for Base FFO means dividends declared and paid as a percentage of Base FFO.

Embedded gross margin (“EGM”)

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of sales on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin.

Strategic review

On June 6, 2019, the Company’s Board of Directors decided to undertake a formal review process to evaluate strategic alternatives available to the Company (the “Strategic Review”). This decision follows expressions of interest from a number of parties concerning potential transactions involving the Company.

The Company has not established a definitive timeline to complete the Strategic Review, no decisions related to any strategic alternative have been reached at this time and there is no assurance that a transaction will result from the Strategic Review.

Strategic initiatives

Just Energy continues its strategic shift from a retail energy provider to a consumer company focused on differentiated value-added products, unparalleled customer satisfaction and profitable customer growth. The Company stabilized its growth platform in fiscal 2019 by establishing a solid base for long-term growth through value-added products, maturing the retail sales channel development and consolidating service functions, thereby simplifying the business and realizing cost savings. Throughout the year, Just Energy realigned its technology and service functions, culminating in the overall restructuring of its businesses, to support the fiscal 2020 strategic initiatives. In addition, Just Energy is taking steps to refine its global footprint and focus on the core profitable markets.

Just Energy will focus on optimization to achieve profitable growth throughout fiscal 2020 by applying customer data analytics to gain a deep understanding of customers’ needs. Additionally, Just Energy will focus on optimizing sales channels and cost-to-serve in North America to increase gross margin. Lastly, Just Energy will drive value-added products and services (“VAPS”) growth through the Filter Group acquisition to accelerate its strategic shift to a customer centric consumer company.

4.

Discontinued operations

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. Just Energy is in advanced discussions with a potential buyer and the disposal of the operations is expected to be completed within the next 12 months. As at June 30, 2019, these operations were classified as a disposal group held for sale and as discontinued operations. In the past, these operations were reported under the Consumer segment while a portion of the U.K. was allocated to the Commercial segment. Just Energy’s results for the prior fiscal period reported throughout this MD&A has been adjusted to reflect continuing operation results and figures with respect to these discontinued operations. The tax impact on the discontinued operations is minimal.

For a detailed breakdown of the discontinued operations, refer to Note 11 of the interim condensed consolidated financial statements for the three months ended June 30, 2019.

Financial highlights
For the three months ended June 30
(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2020	(decrease)	Fiscal 2019
Sales	$670,165	(5)%	$702,515
Gross margin	132,292	-	132,594
Administrative expenses	40,803	2%	39,931
Selling and marketing expenses	61,704	47%	41,965
Restructuring costs	-	-	1,917
Finance costs	23,546	44%	16,313
Loss from continuing operations	(269,971)	NMF[3]	(64,028)
Profit (loss) from discontinued operations	(5,189)	NMF[3]	22,605
Loss[1]	(275,160)	NMF[3]	(41,423)
Loss per share from continuing operations available to shareholders - basic	(1.82)		(0.45)
Loss per share from continuing operations available to shareholders - diluted	(1.82)		(0.45)
Dividends/distributions	22,070	(1)%	22,261
Base EBITDA from continuing operations[2]	24,185	(31)%	34,807
Base Funds from continuing operations[2]	1,370	(94)%	23,750
Payout ratio on Base Funds from continuing operations[2]	1,611%		94%
Embedded gross margin from continuing operations[2]	1,914,900	12%	1,713,100
Total customers (RCEs) from continuing operations	3,565,000	(4)%	3,716,000
Total gross customer (RCE) additions	196,000	(32)%	290,000
Total net customer (RCE) additions	(73,000)	NMF[3]	24,000

1 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts as part of the risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

2 See “Non-IFRS financial measures” on page 3.

3 Not a meaningful figure.

5.

Just Energy’s gross margin remained consistent for the three months ended June 30, 2019, mainly due to improved margin optimization in North America, and margin from the acquisition of Filter Group in the third quarter of fiscal 2019, which offset the 5% drop in sales, caused by the 4% decline in the customer base. Sales revenue decreased to $670.2 million during the three months ended June 30, 2019, from $702.5 million in the first quarter of fiscal 2019.

Base EBITDA was $24.2 million, a decrease of 31% as compared to the first quarter of fiscal 2019 due to improvements in gross margin, offset by the decline in the customer base, commodity resettlements from the prior periods, cooler than normal spring weather and higher amortization of customer acquisition costs in the period.

Administrative expenses increased 2% due to upfront costs relating to process and operational efficiency improvement activities and ongoing support for business expansion for Filter Group and unfavourable foreign exchange fluctuations. The Company continues its efforts to reduce administrative expenses through greater automation and consolidation of support activities. Selling and marketing expenses increased 47% compared to the prior comparable quarter due to the increased commission costs to acquire new customers and ramp-up of the amortization of previously capitalized acquisition costs, and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Finance costs for the three months ended June 30, 2019 amounted to $23.5 million, an increase of 44% from $16.3 million reported for the three months ended June 30, 2018, primarily driven by interest expense from higher debts and higher interest rates, the premium and fees associated with the 8.75% loan and supplier credit term extensions.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online and door-to-door marketing. Consumer customers make up 41% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels also offer these products.

Developments in connectivity and convergence, and changes in customer preferences, have created an opportunity for Just Energy to provide value-added products and service bundles with the Company’s energy products. As a conservation solution, smart thermostats may be offered as a value-added product with commodity contracts and are also sold as a stand-alone unit. These smart thermostats are currently manufactured and distributed by ecobee Inc., a company in which Just Energy holds an 8% fully diluted equity interest. In fiscal 2019, Just Energy added home water filtration systems to its line of consumer product and service offerings through the acquisition of Filter Group.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors, and inside commercial sales representatives. Commercial customers make up 59% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

6.

In addition, the Commercial segment also provides value-added products and services which include LED lighting, smart building controls, monitoring and alerts, bill audits, smart thermostats, tariff analysis, energy insights and energy procurement.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities; health and well-being products such as water quality and filtration devices; and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Ontario, Quebec, Manitoba and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.
Alberta, British Columbia, New York, Illinois, Indiana, Ohio, California, Georgia, Maryland, New Jersey, Pennsylvania and Saskatchewan	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

7.

Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

JustGreen

Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 44% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 79% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended June 30, 2018, 36% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 71% of their consumption. As of June 30, 2019, JustGreen makes up 7% of the Consumer gas portfolio, compared to 10% a year ago. JustGreen makes up 14% of the Consumer electricity portfolio, compared to 12% a year ago.

Value-added products and services

In addition to JustGreen, Just Energy also provides energy management as well as health and wellness solutions in the form of VAPS. These products and services may be sold in a bundle with natural gas or electricity, or on a stand-alone basis.

Just Energy’s Commercial energy management solutions include LED lighting as well as monitoring and control solutions for lighting and HVAC systems. These solutions include custom design, procurement, utility rebate management, and management of installation services that may be purchased outright or financed through third parties.

Just Energy’s management for the Consumer business focuses on energy efficient and energy conserving products. Customers may also redeem points earned through Just Energy’s Perks loyalty program for a wide variety of free or discounted energy saving products.

Through the Filter Group business acquired by Just Energy on October 1, 2018, Just Energy now provides subscription-based home water filtration systems to residential customers in Canada and the United States, including under-counter and whole-home water filtration solutions.

The VAPS business is still in its infancy stage; the core business is still the commodity operations.

8.

ADOPTION OF NEW STANDARDS

Adoption of IFRS 16, Leases

IFRS 16 Leases (“IFRS 16”) superseded International Accounting Standards (“IAS”) 17 Leases and all related interpretations when it became effective. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

The introduction of IFRS 16 resulted in the following changes:

• Explicit definition for a lease where a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

• Measurement direction where the lessee recognizes a right-of-use asset and a lease liability upon lease commencement for leases with a lease term of greater than one year. The right-of-use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. The lease liability is initially measured at the present value of the lease payments payable over the lease term and discounted at the implied lease rate. If the implied lease rate cannot be readily determined, the lessee uses its incremental borrowing rate. Subsequent re-measurement is required under specific circumstances. Previously, the Company classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company;

• Detailed guidance on determining the lease term when there is an option to extend the lease; and

• Extensive disclosure requirements, differing from those in the past.

Just Energy adopted IFRS 16, as issued by the IASB in January 2016, on April 1, 2019, in accordance with the transitional provisions in IFRS 16, comparative figures have not been restated. Just Energy adopted IFRS 16 using the modified retrospective method, applying the practical expedient in paragraph C5(c) under which the aggregate effect of all modifications on the date of initial application is reflected. Accordingly, transition adjustments have been recognized through equity as at April 1, 2019.

On transition to IFRS 16, the Company elected to apply the following practical expedients:

• Exemption for short-term leases with a remaining lease term of 12 months or less as at April 1, 2019 and low value leases, which will be accounted for as operating leases;

• Use of a single discount rate on a portfolio of leases with reasonably similar characteristics;

• Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;

• Use of historical information in determining the lease term where contracts contain options to extend or terminate the lease;

• Adjustments to the right-of-use asset amounts for any onerous contract provisions immediately before the date of initial application; and

• Measurement of the right-of-use assets at an amount equal to the lease liability, adjusted for any prepaid or accrued lease payments relating to that lease immediately before the date of initial application.

9.

The following table summarizes the transition adjustments required to adopt IFRS 16 as at April 1, 2019:

	IAS 17		IFRS 16
	carrying amount		carrying amount
	as at	Transition	as at
(thousands of dollars)	March 31, 2019	adjustment	April 1, 2019

Property and equipment, net	$25,862	$18,525	$44,387
Other current liabilities	-	2,942	2,942
Other non-current liabilities	61,339	15,583	76,922

EBITDA
For the three months ended June 30
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Reconciliation to interim condensed consolidated financial statements
Loss for the period	$(275,160)	$(41,423)
Add (subtract):
Finance costs	23,546	16,313
Provision for (recovery of) income taxes	(2,294)	4,683
Discontinued operations	(16,352)	(28,580)
Texas residential enrolment and collections impairment	4,900
Depreciation and amortization	12,081	6,025
EBITDA	$(253,279)	$(42,982)
Add (subtract):
Change in fair value of derivative instruments and other	241,999	68,441
Contingent consideration revaluation	6,929	-
Restructuring costs	-	1,917
Share-based compensation	7,254	1,775
Discontinued operations	21,262	5,610
Loss attributable to non-controlling interest	20	46
Base EBITDA	$24,184	$34,807

Gross margin per interim condensed consolidated financial statements	$132,292	$132,594
Add (subtract):
Administrative expenses	(40,803)	(39,931)
Selling and marketing expenses	(61,704)	(41,965)
Bad debt expense	(17,287)	(16,706)
Texas residential enrolment and collections impairment	4,900	-
Amortization included in cost of sales	578	782
Other income (expenses)	6,189	(13)
Loss attributable to non-controlling interest	20	46
Base EBITDA	$24,184	$34,807

For the three months ended June 30, 2019, Base EBITDA was $24.2 million, a decrease of $10.6 million as compared to the first quarter of fiscal 2019 due to improvements in gross margin, offset by the decline in the customer base, commodity resettlements from the prior periods, cooler than normal spring weather and higher amortization of customer acquisition costs in the period.

Sales decreased 5% for the first quarter ended June 30, 2019. The Consumer and Commercial division’s sales decreased 6% and 3%, respectively, for the three months ended June 30, 2019 due to the decrease in the customer base of 4% and 2%, respectively. Gross margin was $132.3 million consistent with the prior comparable quarter, mainly due to improved margin optimization in North America and margin from the acquisition of Filter Group in the third quarter of fiscal 2019, which offset the 5% drop in sales, caused by the 4% decline in the customer base.

10.

Administrative expenses increased 2% from $39.9 million to $40.8 million. The increase over the prior comparable quarter resulted from upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including Filter Group, and unfavorable foreign exchange fluctuations.

Selling and marketing expenses for the three months ended June 30, 2019 were $61.7 million, an increase of 47% compared with the prior comparable quarter as a result of increased commission costs to acquire new customers, ramp up of the amortization of previously capitalized acquisition costs, and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Finance costs for the three months ended June 30, 2019 amounted to $23.5 million, an increase of 44% from $16.3 million reported for the three months ended June 30, 2018, primarily driven by interest expense from higher debts and higher interest rates, the premium and fees associated with the 8.75% loan and supplier credit term extensions.

Bad debt expense was $17.3 million for the three months ended June 30, 2019, an increase of 3% from $16.7 million recorded for the prior comparable quarter, attributable to the non-recurring Texas residential enrolment and collections impairment, partially offset by the decrease in revenues.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 17 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 19 through 20.

EMBEDDED GROSS MARGIN

Management’s estimate of the future embedded gross margin is as follows:

(millions of dollars)
	As at	As at	June 30 vs.	As at	2019 vs.
	June 30	March 31,	March 31	June 30,	2018
	2019	2019	variance	2018	variance
Commodity EGM	$1,870.8	$2,056.9	(9)%	$1,713.1	9%
VAPS EGM	44.1	40.8	8%	-	-
Total EGM from continuing operations	$1,914.9	$2,097.7	(9)%	$1,713.1	12%
Discontinued operations EGM	$175.6	$173.4	1%	$250.6	(30)%
Total EGM	$2,090.5	$2,271.1	(8)%	$1,963.7	6%

Management’s estimate of the total future embedded gross margin for continuing operations within its customer contracts amounted to $1,914.9 million as of June 30, 2019, an increase of 12% compared to the embedded gross margin as of June 30, 2018. The 9% increase in the commodity embedded gross margin is due to gross margin optimization initiatives across the North American Consumer commodity markets (primarily US electricity) implemented in Q2 of last year partially offset by the decline in the North American Consumer commodity customer base and, to a lesser extent, the weaker US dollar. U.K.’s embedded gross margin $175.6 million declined 30% compared to its embedded gross margin as of June 30. 2018 due to a decline in its consumer customer base.

Management’s embedded gross margin estimate decreased by 8% compared to the embedded gross margin as of March 31, 2019. The 9% decrease in the commodity embedded gross margin is primarily due to the decline in the North American consumer commodity customer base as well as the weaker US dollar.

Embedded gross margin includes $44.1 million from Filter Group, which was acquired by Just Energy on October 1, 2018, on a five-year undiscounted basis. On a ten-year undiscounted basis, the embedded gross margin for Filter Group is $81.1 million.

Embedded gross margin indicates the margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume, the embedded gross margin may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

11.

Just Energy’s results for the fiscal periods reported throughout the MD&A have been adjusted to reflect continuing operation results and figures.

Funds from continuing operations
For the three months ended June 30
(thousands of dollars)
	Fiscal 2020	Fiscal 2019
Cash outflow from operating activities	$(14,049)	$(12,546)
Add (subtract):
Changes in working capital	(27,181)	54,909
Change in fair value of Filter Group contingent consideration	6,929	-
Loss attributable to non-controlling interest	20	46
Discontinued operations	31,363	(26,249)
Tax adjustment	5,344	10,949
Funds from continuing operations	$2,426	$27,109
Less: Maintenance capital expenditures	(1,056)	(3,359)
Base Funds from continuing operations	$1,370	$23,750

Gross margin per interim condensed consolidated financial statements	$132,292	$132,594
Add (subtract):
Administrative expenses	(40,803)	(39,931)
Selling and marketing expenses	(61,704)	(41,965)
Bad debt expense excluding Texas Residential enrolment and collections impairment	(12,387)	(16,706)
Texas Residential enrolment and collections impairment	(4,900)	-
Current income tax (expense) recovery	(360)	2,512
Adjustment required to reflect net cash receipts from gas sales	2,758	4,581
Amortization included in cost of sales	578	782
Restructuring costs	-	(1,917)
Other income (expenses)	6,189	(13)
Financing charges, non-cash	4,316	3,467
Finance costs	(23,546)	(16,313)
Other non-cash adjustments	(7)	18
Funds from continuing operations	$2,426	$27,109
Less: Maintenance capital expenditures	(1,056)	(3,359)
Base Funds from operations	$1,370	$23,750
Base Funds from continuing operations payout ratio	1,611%	94%
Dividends/distributions
Dividends on common shares	$18,714	$18,549
Distributions for share-based awards	23	525
Total dividends/distributions	$22,070	$22,262

12.

Base FFO for the three months ended June 30, 2019 amounted to $1.4 million, a decrease of 94% compared with Base FFO of $23.8 million for the prior comparable quarter. The decrease in Base FFO was a result of the 31% decrease in Base EBITDA in the current quarter, the one-time impairment charge relating to the non-recurring Texas residential enrolment and collections impairment, partially offset by lower maintenance capital expenditures.

Dividends and distributions for the three months ended June 30, 2019 were $22.1 million, a decrease of 1% from the prior comparable quarter in fiscal 2019, reflecting lower issuances of share-based awards during the quarter. The payout ratio on Base Funds from continuing operations was 1,611% for the three months ended June 30, 2019, compared to 94% reported in the first quarter of fiscal 2019. The payout ratio for the trailing 12 months ended June 30, 2019 was 195%, compared with 100% for the trailing 12 months ended June 30, 2018.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q1	Q4	Q3	Q2
	Fiscal 2020	Fiscal 2019	Fiscal 2019	Fiscal 2019
Sales	$670,165	$797,409	$734,205	$804,309
Gross margin	132,292	172,430	164,461	149,021
Administrative expenses	40,803	35,019	39,355	41,594
Selling and marketing expenses	61,704	62,685	51,245	49,997
Restructuring costs	-	10,096	2,746	1,319
Finance costs	(23,546)	(28,874)	(22,762)	(20,123)
Profit (loss) for the period from continuing operations	(269,971)	(53,731)	35,500	(51,025)
Profit (loss) for the period from discontinued operations	(5,189)	(78,246)	(83,085)	29,574
Loss for the period	(275,160)	(131,977)	(47,585)	(21,451)
Profit (loss) for the period from continuing operations per share – basic	(1.82)	(1.56)	0.23	(0.36)
Profit (loss) for the period from continuing operations per share – diluted	(1.82)	(1.56)	0.19	(0.36)
Dividends/distributions paid	22,070	22,004	21,434	22,330
Base EBITDA from continuing operations	24,185	(63,388)	60,133	40,693
Base Funds from continuing operations	1,370	18,534	(3,270)	28,336
Payout ratio on Base Funds from continuing operations	1,611%	119%	115%	79%

	Q1	Q4	Q3	Q2
	Fiscal 2019	Fiscal 2018	Fiscal 2018	Fiscal 2018
Sales	$702,515	$750,777	$694,668	$716,641
Gross margin	132,594	144,468	147,748	127,894
Administrative expenses	39,931	33,299	40,249	36,484
Selling and marketing expenses	41,965	52,714	49,315	52,525
Restructuring costs	1,917	-	-	-
Finance costs	(16,313)	7,447	13,266	12,521
Profit (loss) for the period from continuing operations	(64,028)	260,074	183,693	(50,336)
Profit (loss) for the period from discontinued operations	22,605	5,699	24,722	(14,587)
Profit (loss) for the period	(41,423)	265,773	208,415	(64,923)
Profit (loss) for the period from continuing operations per share – basic	(0.45)	1.76	1.25	(0.37)
Profit (loss) for the period from continuing operations per share – diluted	(0.45)	1.37	1.00	(0.37)
Dividends/distributions paid	22,261	21,555	21,501	21,468
Base EBITDA from continuing operations	34,807	68,854	32,669	50,911
Base Funds from continuing operations	23,750	24,287	29,084	9,319
Payout ratio on Base Funds from continuing operations	94%	89%	74%	230%

13.

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 76% and 24%, respectively, of the commodity customer base. Since consumption for each commodity is influenced by weather, annual quarter over quarter comparisons are more relevant than sequential quarter comparisons.

Analysis of the first quarter

Sales decreased 5% to $670.2 million for the three months ended June 30, 2019 from $702.5 million recorded in the first quarter of fiscal 2019. The gross margin was $132.3 million, consistent with the prior comparable quarter, mainly due to improved margin optimization in North America and the acquisition of Filter Group in the third quarter of fiscal 2019, which offset the 5% drop in sales, caused by the 4% decline in the customer base.

Administrative expenses for the three months ended June 30, 2019 increased 3% attributable to process and operational efficiency improvement activities as well as ongoing support for business expansion in Filter Group partially offset by a reduction in employee expenses and unfavourable foreign exchange fluctuations. Selling and marketing expenses for the three months ended June 30, 2019 increased by 47% to $61.7 million as a result of the increased commission costs to acquire new customers, ramp up of the amortization of previously capitalized acquisition costs and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Finance costs for the three months ended June 30, 2019 amounted to $23.5 million, an increase of 44% from $16.3 million reported for the three months ended June 30, 2018, primarily driven by interest expense from higher debts and higher interest rates, the premium and fees associated with the 8.75% loan and supplier credit term extensions.

The change in fair value of derivative instruments and other resulted in a non-cash loss of $242.0 million for the three months ended June 30, 2019, compared to a non-cash loss of $68.4 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $3.87/MWh and future gas contracts decreased by an average of $0.05/GJ. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts.

The loss for the three months ended June 30, 2019 was $275.2 million, representing a loss per share of $1.82 on a basic and diluted basis, respectively. For the prior comparable quarter, the loss was $41.4 million, representing a loss per share of $0.45 on a basic and diluted basis, respectively.

Base EBITDA was $24.2 million, a decrease of 31% as compared to the prior comparable quarter due to improvements in gross margin, offset by the decline in the customer base, commodity resettlements from the prior periods, a cooler than expected spring weather and higher amortization of customer acquisition costs in the period. The Base EBITDA for the three months ended June 30, 2018 excludes restructuring costs recorded in the quarter.

Base FFO was $1.4 million for the first quarter of fiscal 2020, down 94% compared to $23.8 million in the prior comparable quarter as a result of the lower Base EBITDA and the one-time impairment charge relating to the non-recurring Texas residential enrolment and collections impairment, partially offset by lower maintenance capital expenditures.

14.

Dividends and distributions paid were $22.1 million, for the three months ended June 30, 2019, a decrease of 1% from the prior comparable quarter in fiscal 2019, reflecting lower issuances of share-based awards during the quarter. The payout ratio on Base FFO for the quarter ended June 30, 2019 was 1,611%, compared with 94% in the prior comparable quarter. The payout ratio for the trailing 12 months ended June 30, 2019 was 195%, compared with 100% for the trailing 12 months ended June 30, 2018.

Just Energy’s results for the past fiscal period have been adjusted to reflect continuing operation results and figures.

Segmented Base EBITDA[1]
For the three months ended June 30
(thousands of dollars)
		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$409,998	$260,167	$-	$670,165
Cost of sales	(304,022)	(233,851)	-	(537,873)
Gross margin	105,976	26,316	-	132,292
Add (subtract):
Administrative expenses	(11,235)	(6,151)	(23,417)	(40,803)
Selling and marketing expenses	(41,800)	(19,905)	-	(61,705)
Bad debt expense	(16,138)	(1,149)	-	(17,287)
Texas residential enrolment and collections impairment	4,900	-	-	4,900
Amortization included in cost of sales	578	-	-	578
Other income, net	6,077	112	-	6,189
Loss attributable to non-controlling interest	20	-	-	20
Base EBITDA from continuing operations	$48,378	$(777)	$(23,417)	$24,184

		Fiscal 2019
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$434,364	$268,151	$-	$702,515
Cost of sales	(333,553)	(236,368)	-	(569,921)
Gross margin	100,811	31,783	-	132,594
Add (subtract):
Administrative expenses	(7,224)	(6,683)	(26,024)	(39,931)
Selling and marketing expenses	(26,923)	(15,042)	-	(41,965)
Bad debt expense	(14,697)	(2,009)	-	(16,706)
Amortization included in cost of sales	782	-	-	782
Other income (expenses), net	(38)	25	-	(13)
Loss attributable to non-controlling interest	46	-	-	46
Base EBITDA from continuing operations	$52,757	$8,074	$(26,024)	$34,807

1 The segment definitions are provided on page 6.

15.

Consumer Energy contributed $48.4 million to Base EBITDA for the three months ended June 30, 2019, a decrease of 8% from $52.8 million in the prior comparative quarter. Consumer gross margin increased 5%, primarily due to the process and operational efficiency improvement activities, ongoing support for business expansion in Filter Group and unfavourable foreign exchange fluctuations. Consumer administrative costs were up 56% in the first quarter of fiscal 2020, primarily related to the process and operational efficiency improvement activities, ongoing support for business expansion in Filter Group and unfavourable foreign exchange fluctuations partially offset by a reduction in employee expenses. Selling and marketing expenses increased 55% compared to the prior comparable quarter as a result of higher selling costs in the North American Consumer market, foreign exchange and the timing of selling expenses related to the Commercial division. Bad debt expense during the three months ended June 30, 2019, net of the Texas residential and enrolment and collections impairment, decreased 22% to $11.2 million due to lower revenues in the markets where Just Energy bears the credit risk. Consumer administrative costs were up 56% for the three months ended June 30, 2019 reflecting higher process and operational efficiency improvement activities and unfavourable foreign exchange fluctuations. Selling and marketing expenses for the Consumer segment increased by 55% as a result of higher commissions costs to acquire customers, ramp up of the amortization of previously capitalized acquisition costs and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

Commercial Base EBITDA for the three months ended June 30, 2019 contributed negative $0.8 million to the Base EBITDA, a decrease of 110% from the prior comparable quarter. Commercial gross margin decreased 17% to $26.3 million as a result of attrition in higher margin customers from competitive pricing pressures, as well as unfavourable commodity resettlements. Commercial administrative costs were down 8% for the three months ended June 30, 2019 reflecting the realization of cost savings as a result of the restructuring actions in fiscal 2019. Selling and marketing expenses for the Commercial segment increased 32% as a result of higher commissions costs to acquire customers, ramp up of the amortization of previously capitalized acquisition costs and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses decreased 10% due to cost saving realized from the restructuring actions in fiscal 2019.

Customer aggregation

CUSTOMER SUMMARY

	As at	As at
	June 30,	April 1,
	2019	2019	% decrease
Commodity	1,172,000	1,248,000	(6)%
VAPS	67,000	70,000	(4)%
Commodity and VAPS bundle	23,000	28,000	(18)%
Total customer count	1,262,000	1,346,000	(6)%

As at June 30, 2019, the total customer count decreased 6% to 1,262,000 compared to the prior comparable quarter excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long-lasting customers as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address. These customers can have multiple products contracted with Just Energy and multiple active assets installed by Just Energy. The total VAPS customer count also includes 25,000 distinct customers from Filter Group’s water filter subscriptions, with 31,000 active assets. Just Energy’s customer base also includes 73,000 smart thermostat customers.

16.

COMMODITY RCE SUMMARY

	Apr. 1,			Failed to	Jun. 30,		Jun. 30,	% increase
	2019[1]	Additions	Attrition	renew	2019	% decrease	2018	(decrease)
Consumer
Gas	406,000	13,000	(28,000)	(7,000)	384,000	(5)%	472,000	(19)%
Electricity	993,000	62,000	(75,000)	(23,000)	957,000	(4)%	1,050,000	(9)%
Total Consumer RCEs	1,399,000	75,000	(103,000)	(30,000)	1,341,000	(4)%	1,522,000	(12)%
Commercial
Gas	436,000	15,000	(12,000)	(4,000)	435,000	-	408,000	7%
Electricity	1,803,000	106,000	(52,000)	(68,000)	1,789,000	(1)%	1,786,000	-
Total Commercial RCEs	2,239,000	121,000	(64,000)	(72,000)	2,224,000	(1)%	2,194,000	1%
Total RCEs	3,638,000	196,000	(167,000)	(102,000)	3,565,000	(2)%	3,716,000	(4)%

1 The starting position of fiscal 2020 reflects an adjustment made from a default RCE valuation of 0.72 RCEs to the actual RCE valuation, resulting in an adjustment of negative 24,000 RCEs to the total customer count.

Just Energy’s total RCE base is currently at 3.6 million. Gross RCE additions for the quarter ended June 30, 2019 were 196,000, compared to 290,000 for the first quarter of fiscal 2019, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers that will drive greater profitability. Net additions were negative 73,000 for fiscal 2020, compared with a positive 24,000 net RCE additions in the first quarter of fiscal 2019.

Consumer RCE additions amounted to 75,000 for the quarter ended June 30, 2019, a 36% decrease from 117,000 gross RCE additions recorded in fiscal 2019, primarily driven by a greater focus on attracting and retaining strong-fit customers that will drive greater profitability, the addition of customers through the Ohio gas standard choice offer auction in the prior comparable quarter and the natural attrition in response to the pricing actions implemented in fiscal 2019. The Consumer failed to renew RCEs for the three months ended June 30, 2019 remained consistent at 30,000 RCEs. As of June 30, 2019, the U.S. and Canadian operations accounted for 80% and 20% of the Consumer RCE base, respectively.

17.

Commercial RCE additions were 121,000 for the three months ended June 30, 2019, a 30% decrease over the prior comparable quarter of fiscal 2019 due to competitive pressures and the natural attrition in response to the fiscal 2019 pricing actions. The Commercial failed to renew RCEs for the three months ended June 30, 2019 decreased from 114,000 RCEs to 72,000 RCEs. As of June 30, 2019, the U.S. and Canadian operations accounted for 74% and 26% of the Commercial RCE base, respectively.

For the three months ended June 30, 2019, 70% of the total Consumer and Commercial RCE additions were generated through commercial brokers, 15% from retail channels, 8% from online and other sales channels and 7% from door-to-door sales. In fiscal 2019, 43% of RCE additions were generated from commercial brokers, 11% from retail, 33% from online and other sales channels, and 13% from door-to-door sales.

Overall, as of June 30, 2019, the U.S. and Canadian operations accounted for 76% and 24% of the RCE base, respectively, consistent with the prior quarter.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended June 30,	ended June 30,
	2019	2018
Consumer	22%	23%
Commercial	7%	5%
Total attrition	14%	14%

18.

The combined attrition rate for Just Energy was 14% for the trailing 12 months ended June 30, 2019, consistent with the prior comparable quarter. The Consumer attrition rate decreased one percentage point to 22% while the Commercial attrition rate increased two percentage points to 7%. The decrease in the Consumer attrition rate is a result of Just Energy’s focus on margin optimization while working to become the customers’ “trusted advisor” and providing a variety of energy management solutions to its customer base to drive customer loyalty. The increase in the Commercial attrition rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended June 30,	ended June 30,
	2019	2018
Consumer	69%	73%
Commercial	54%	46%
Total renewals	59%	55%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts to renew customers begin up to 15 months in advance. Overall, the renewal rate was 59% for the trailing 12 months ended June 30, 2019, an increase of four percentage points from 55% as at June 30, 2018. The Consumer renewal rate decreased by four percentage point to 69%, and the Commercial renewal rate increased by eight percentage points to 54% as compared to the trailing 12 months ended June 30, 2018. The increase in the overall renewal rate is driven by better retention of Commercial customers.

19.

ENERGY CONTRACT RENEWALS

This table shows the percentage of customers up for renewal in the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of fiscal 2020	19%	17%	21%	21%
Fiscal 2021	23%	32%	21%	25%
Fiscal 2022	25%	25%	22%	22%
Fiscal 2023	11%	10%	22%	20%
Beyond fiscal 2024	22%	16%	14%	12%
Total	100%	100%	100%	100%

Note: All month-to-month customers, who represent 759,000 RCEs, are excluded from the table above.

Gross margin

For the three months ended June 30

(thousands of dollars)

	Fiscal 2020			Fiscal 2019
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$17,073	$2,092	$19,165	$25,500	$4,938	$30,438
Electricity	86,277	22,309	108,586	75,307	25,461	100,768
VAPS	2,626	1,915	4,541	-	1,389	1,389
	$105,976	$26,316	$132,292	$100,807	$31,788	$132,595

20.

CONSUMER ENERGY

Gross margin for the three months ended June 30, 2019 for the Consumer division was $106.0 million, an increase of 5% from $100.8 million recorded in the prior comparable quarter. Gas gross margin decreased 33%, while electricity gross margin increased 15%.

Average realized gross margin for the Consumer division for the rolling 12 months ended June 30, 2019 was $241/RCE, an increase of 4% from $232/RCE reported in the prior comparable period. The increase is primarily attributable to the margin optimization improvements on power customers.

Gas

Gross margin from gas customers in the Consumer division was $17.1 million for the three months ended June 30, 2019, a decrease of 33% from $25.5 million recorded in the prior comparable quarter. The change is primarily a result of the decline in the customer base in North America.

Electricity

Gross margin from electricity customers in the Consumer division was $86.3 million for the three months ended June 30, 2019, an increase of 15% from $75.3 million recorded in the prior comparable quarter. The change is primarily a result of the gross margin optimization across U.S. markets as well as a favourable foreign exchange impact from the strengthening of the U.S. dollar.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $26.3 million for the three months ended June 30, 2019, a decrease of 17% from $31.8 million recorded in the prior comparable quarter. Gas and electricity gross margins decreased by 58% and 12%, respectively.

Average realized gross margin for the rolling 12 months ended June 30, 2019 was $86/RCE, an increase of 9% from $79/RCE reported in the prior comparable period.

Gas

Gas gross margin for the Commercial division was $2.1 million, a decrease of 58% from $4.9 million recorded in the prior comparable quarter, due to gas resettlements in the first quarter of fiscal 2020.

Electricity

Electricity gross margin for the Commercial division was $22.3 million, a decrease of 12% from $25.5 million recorded in the prior comparable quarter, due to power resettlements in Texas.

GROSS MARGIN ON NEW AND RENEWING CUSTOMERS

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, including both brown commodities and JustGreen supply. The gross margin/RCE value includes an appropriate allowance for bad debt expense in applicable markets.

21.

Annual gross margin per RCE

	Q1 Fiscal	Number of	Q1 Fiscal	Number of
	2020	RCEs	2019	RCEs
Consumer customers added or renewed	$357	218,000	$229	279,000
Consumer customers lost	309	194,000	216	150,000
Commercial customers added or renewed[1]	76	182,000	81	305,000
Commercial customers lost	80	105,000	79	169,000

1Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended June 30, 2019, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $357/RCE, an increase of 56% from $229/RCE in the prior comparable period. The average gross margin per RCE for the Consumer customers lost during the three months ended June 30, 2019 was $309/RCE, an increase from $216/RCE for customers lost in the prior comparable period. The increase in gross margin is attributed to the improved margin optimization.

For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended June 30, 2019 was $76/RCE, a decrease of 6% from $81/RCE in the prior comparable period. Customers lost through attrition and failure to renew during the three months ended June 30, 2019 were at an average gross margin of $80/RCE, an increase from $79/RCE reported in the prior comparable period. This increase is a result of competitive pricing pressures in North America.

Just Energy’s results for the prior fiscal periods reported below have been adjusted to reflect continuing operation results and figures.

VAPS contribution to continuing operations

VAPS PERFORMANCE

VAPS include the Just Energy Advanced Solutions, EdgePower Inc. and Filter Group brands. During the three months ended June 30, 2019, VAPS operations contributed $4.5 million to gross margin compared to $1.4 million in the prior comparable quarter, a 227% increase due to the addition of various VAPS businesses and ramp up in sales of existing products. Filter Group contributed $2.6 million in gross margin, 58% of the total VAPS margin added during the three months ended June 30, 2019.

VAPS CONTINGENT CONSIDERATION

As at June 30, 2019, the Company has not recognized any contingent consideration related to the Just Energy Advanced Solutions and EdgePower Inc. acquisitions. The contingent consideration relating to the potential earn-out payments over the next three years was valued at approximately $31.1 million as at June 30, 2019. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $31.1 million at June 30, 2019 results in a change of $2.0 million reported in other expenses, net, in the interim condensed consolidated statements of loss. As the contingent consideration does not meet the definition of equity, it is carried at fair value through profit or loss and is revalued at each reporting period.

22.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES
For the three months ended June 30
(thousands of dollars)

			% increase
	Fiscal 2020	Fiscal 2019	(decrease)
Consumer Energy	$11,235	$7,224	56%
Commercial Energy	6,151	6,683	(8)%
Corporate and shared services costs	23,417	26,024	(10)%
Total administrative expenses	$40,803	$39,931	2%

Administrative expenses increased by 2% from $39.9 million to $40.8 million in the three months ended June 30, 2019 as compared to fiscal 2019. The Consumer segment’s administrative expenses were $11.2 million for the three months ended June 30, 2019, an increase from $7.2 million recorded in fiscal 2019. The Commercial segment’s administrative expenses were $6.2 million for fiscal 2020, a decrease from fiscal 2019 of 8%. The increase in Consumer administrative expenses over the prior comparable quarter was attributable to the upfront costs relating to process and operational efficiency improvement activities, ongoing support for business expansion including Filter Group and unfavourable foreign exchange fluctuations offset by a reduction in employee expenses. The reduction in Commercial administrative expenses and corporate administrative expenses are due to cost savings realized from the restructuring actions in fiscal 2019.

Just Energy’s results for the prior fiscal periods reported below have been adjusted to reflect continuing operation results and figures.

SELLING AND MARKETING EXPENSES
For the three months ended June 30
(thousands of dollars)

	Fiscal 2020	Fiscal 2019	% increase
Consumer Energy	$41,800	$26,923	55%
Commercial Energy	19,904	15,042	32%
Total selling and marketing expenses	$61,704	$41,965	47%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents, as well as sales-related corporate costs, were $61.7 million, an increase of 47% from $42.0 million recorded in the prior comparable quarter as a result of the increased commission costs to acquire new customers, ramp up of the amortization of previously capitalized acquisition costs and higher marketing charges in different channels, offset by capitalization of new upfront incremental customer acquisition costs.

The selling and marketing expenses for the Consumer segment were $41.8 million for the three months ended June 30, 2019, a 55% increase from 26.9 recorded in fiscal 2019 due to higher customer acquisition costs.

The selling and marketing expenses for the Commercial segment increased 32% to $19.9 million from the prior year resulting from increased commission costs to acquire new customers and offset by capitalization of certain upfront incremental customer acquisition costs in accordance with IFRS 15, Revenue from Contracts with Customers.

23.

The acquisition costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2020		Fiscal 2019
Consumer	$277	/RCE	$199	/RCE
Commercial	$54	/RCE	$42	/RCE

The average acquisition cost for the Consumer segment was $277/RCE for the three months ended June 30, 2019, an increase of 39% from the $199/RCE reported in the fiscal 2019, primarily related to the increased commission costs to acquire new customers, ramp up of the previously capitalized acquisition costs and unfavourable foreign exchange fluctuations.

The $54/RCE average acquisition cost for Commercial RCE was 29% higher than the prior comparable period due to increased commission costs. As at June 30, 2018, the average aggregation cost for commercial brokers was $42/RCE.

BAD DEBT EXPENSE

In Alberta, Texas, Illinois, California, Delaware, Ohio and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets.

Bad debt expense is included in the interim condensed consolidated statement of loss under other operating expenses. Bad debt expense was $17.3 million for the three months ended June 30, 2019, an increase of 3% from $16.7 million recorded for fiscal 2019, attributable to the non-recurring Texas residential enrolment and collections impairment, partially offset by the decrease of revenues. For the three months ended June 30, 2019, the bad debt expense represents 5.1% of relevant revenue, up from 3.1% reported in fiscal 2019. The significant increase in the rate for the first quarter of fiscal 2020 is attributable to the non-recurring Texas residential enrolment and collections impairment.

24.

FINANCE COSTS

Total finance costs for the three months ended June 30, 2019 amounted to $23.5 million, an increase of 44% from $16.3 million recorded during fiscal 2019. The increase in finance costs was primarily driven by the premium and fees associated with the 8.75% loan, supplier credit term extensions and interest expense from the increased utilization of the credit facility and higher interest rates.

FOREIGN EXCHANGE

Just Energy has exposure to the U.S. dollar as a result of its international operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended June 30, 2019, an unrealized foreign exchange loss of $2.3 million was reported in other comprehensive income, versus an unrealized gain of $3.8 million reported in fiscal 2019. In addition to changes in the U.S. foreign exchange rate, this fluctuation is a result of the significant decrease in the mark to market liability position of the Company’s derivative financial instruments.

Overall, the impact from the translation of the U.S.-based operations resulted in a favourable $0.7 million increase on Base EBITDA for the three months ended June 30, 2019.

Just Energy retains operating funds in its foreign subsidiaries to support ongoing operations; surplus cash is deployed in Canada, and hedges for cross border cash flow are placed. Just Energy hedges between 50% and 100% of the next 12 months of cross border cash flows depending on the level of certainty of the cash flow.

PROVISION FOR INCOME TAX
For the three months ended June 30
(thousands of dollars)

	Fiscal 2020	Fiscal 2019
Current income tax expense (recovery)	$462	$(1,257)
Deferred income tax expense (recovery)	(2,756)	5,940
Provision for income tax	$(2,294)	$4,683

Current income tax expense of $0.5 million for the three months ended June 30, 2019, versus a $1.3 million recovery in the prior comparable period is the result of not being able to carryback current year losses arising from the increased operating expenses and financing costs. The prior comparable period reported a tax recovery as a result of the carryback opportunity available.

During the three months ended June 30, 2019, a deferred tax recovery of $2.8 million was recorded as compared to a deferred tax expense of $5.9 million in the prior comparable quarter. The year over year variance is primarily attributable to movement in derivative financial instruments as well as the carryforward of current period tax losses to future periods.

25.

Liquidity and capital resources from continuing operations

SUMMARY OF CASH FLOWS
For the three months ended June 30
(thousands of dollars)

	Fiscal 2020	Fiscal 2019
Operating activities from continuing operations	$(14,049)	$(12,546)
Investing activities from continuing operations	(21,984)	(9,855)
Financing activities from continuing operations, excluding dividends	50,852	39,150
Effect of foreign currency translation	(168)	(1,277)
Increase in cash before dividends	14,651	15,472
Dividends (cash payments)	(22,047)	(22,249)
Decrease in cash	(7,396)	(6,777)
Cash and cash equivalents – beginning of period	9,927	48,861
Cash and cash equivalents – end of period	$2,531	$42,084

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

Cash flow from continuing operating activities for the three months ended June 30, 2019 was an outflow of $14.0 million, compared to an outflow of $12.5 million in the prior comparable quarter. Cash flow from operations was lower in the current period due to the seasonality of payments relating to the commodity business moving from winter to spring, the impact of the Texas residential and enrolment impairment, the payments related to the Filter Group acquisition, and the payments made upfront for process and operational efficiency improvement activities, partially offset by cost savings realized from the restructuring actions in fiscal 2019.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investing activities for the three months ended June 30, 2019 included purchases of capital and intangible assets totalling $0.5 million and $9.4 million, respectively, compared with $1.9 million and $7.9 million, respectively, in fiscal 2019. Just Energy’s capital spending related primarily to information technology-related purchases for process improvement initiatives.

26.

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Financing activities, excluding dividends, relate primarily to the issuance and repayment of long-term financing. During the three months ended June 30, 2019, Just Energy withdrew an additional $54.2 million on the credit facility. This inflow was offset by the repayment of $1.6 million of the Filter Group financing. As part of the initial adoption of IFRS 16, there were also lease payments made of $1.5 million during the three months ended June 30, 2019.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia and Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS AND DISTRIBUTIONS

During the three months ended June 30, 2019, Just Energy paid cash dividends to its shareholders and distributions to holders of share-based awards in the amount of $22.1 million, compared to $22.3 million paid in the prior comparable quarter.

Just Energy’s annual dividend rate for the trailing 12 months is $0.50 per common share paid quarterly. Dividends are not guaranteed and are subject to Board approval each quarter. As part of the strategic review the Board of Directors has decided to suspend its common share dividend until further notice.

Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by our Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until any preferred share dividends in arrears are paid. Dividend payment dates are quarterly on the last day of each of March, June, September and December. The dividend payment on June 30, 2019 was US$0.53125 per preferred share.

Balance sheet as at June 30, 2019, compared to March 31, 2019

Total cash decreased from $9.9 million as at March 31, 2019 to net $0.4 million negative as at June 30, 2019. The decrease in cash is primarily attributable to the seasonality of the payments relating to the commodity business moving from winter to spring, the impact of the Texas Residential enrolment and collections impairment and the payments related to the Filter Group acquisition.

As of June 30, 2019, trade receivables and unbilled revenue amounted to $304.2 million and $152.8 million, respectively, compared to March 31, 2019, when the trade receivables and unbilled revenue amounted to $395.1 million and $277.6 million, respectively. Trade payables and other decreased from 714.1 million to $527.6 million during the quarter as a result of the classification of the U.K. operations to discontinued operations; $190.4 million related to the U.K. as at March 31, 2019.

In certain markets, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and a deferred revenue position of $4.5 million and $3.3 million, respectively, as of June 30, 2019. These amounts changed from $3.1 million and $43.2 million, respectively, as of March 31, 2019. As at June 30, 2019, more gas was consumed by customers than Just Energy had delivered to the LDCs in Ontario and Manitoba, and as a result, Just Energy recognized an accrued gas receivable and accrued gas payable of $6.3 million and $10.4 million, respectively, down from $13.6 million and $12.9 million, respectively, as of March 31, 2019. These changes represent the normal seasonality of gas storage. Other current assets decreased from $169.2 million at March 31, 2019 to $127.6 million as of June 30, 2019.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash changes are not meaningful and will not be experienced as future costs or cash outflows.

27.

Total long-term debt increased from $725.4 million as at March 31, 2019 to $774.9 million as at June 30, 2019. This increase is a result of additional drawings on credit facility of $54.2 million and unfavourable foreign exchange fluctuations on the U.S. dollar debt. The book value of net debt was 4.1x for Base EBITDA, higher than the 3.2x reported for March 31, 2019.

	As at	As at	As at
	June 30,	March 31,	June 30,
	2019	2019	2018
Assets:
Cash	$2,531	$9,927	$17,225
Trade and other receivables	456,962	672,615	694,479
Total fair value of derivative financial assets	102,209	153,767	227,787
Other current assets	127,555	169,240	141,971

Liabilities:
Bank overdraft	$2,921	$-	$-
Trade payables and other	527,550	714,110	637,405
Total fair value of derivative financial liabilities	276,148	143,045	94,779
Total long-term debt	774,885	725,372	661,335

Debt and financing for continuing operations
(thousands of dollars)

	As at	As at	As at
	June 30,	March 31,	June 30,
	2019	2019	2018
Just Energy credit facility	$255,732	$201,577	$153,325
Filter Group financing	15,933	17,577	-
8.75% loan	236,172	240,094	-
6.75% $100M convertible debentures	88,169	87,520	86,018
6.75% $160M convertible debentures	151,675	150,945	148,816
6.5% convertible bonds	29,218	29,483	193,142

28.

The various debt instruments are described as follows:

• A $370.0 million credit facility expiring on September 1, 2020, supported by guarantees and secured by, among other things, a general security agreement and an asset pledge. Credit facility withdrawals amounted to $255.7 million as of June 30, 2019, compared with $201.6 million as of March 31, 2019. In addition, total letters of credit outstanding as at June 30, 2019 amounted to $73.0 million (March 31, 2019 - $94.0 million). The renewal on the facility agreement included an extension for an additional two years to September 1, 2020. On June 28, 2019, the Company exercised its option to access the amounts relating to the accordion agreement as part of the credit facility which increased the facility from $352.5 million to $370.0 million.

• An 8.99% outstanding loan between HTC and Filter Group. The loan is a result of factoring receivables. Payments on the loan are made monthly as Just Energy receives payment from the customer and will continue up to the end date of the customer contract term on the factored receivable.

• An 8.75% US$250 million non-revolving multi-draw senior unsecured term loan facility with a maturity date of September 2023 was entered into during the second quarter of fiscal 2019, which bears interest at a rate of 8.75% per annum payable semi-annually in arrears on June 30 and December 31. US$193 million was drawn as at March 31, 2019. On July 29, 2019, an additional US$14.0 million was drawn on Tranch 2 and 3 from the 8.75% loan.

• A 6.75% $100M senior unsecured subordinated debenture with a maturity date of March 31, 2023 was issued during the fourth quarter of fiscal 2018 for which interest is payable semi-annually in arrears on March 31 and September 30, at a rate of 6.75% per annum.

• A 6.75% $160M senior unsecured subordinated debenture with a maturity date of December 31, 2021 was issued during the third quarter of fiscal 2017 for which interest is payable semi-annually in arrears on June 30 and December 31, at a rate of 6.75% per annum.

• A 6.5% European-focused senior unsecured convertible bond with a maturity date of December 31, 2019, and interest payable semi-annually in arrears on January 29 and July 29, at a rate of 6.5% per annum. In fiscal 2019, US$127.6 million was repurchased and extinguished. On July 25, 2019, the lenders of the 6.5% convertible bonds elected to extend the maturity date from July 29, 2019 to December 31, 2020. On July 29, 2019, an additional US$13.2 million was repurchased leaving a remaining balance of US$9.2 million.

See Note 12 of the interim condensed consolidated financial statements for further details regarding the nature of each debt agreement.

Contractual obligations

In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)

	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Trade and other payables	$528,670	$-	$-	$-	$528,670
Long-term debt	38,487	264,719	525,988	-	829,194
Interest payments	40,286	79,301	39,901	-	159,488
Gas, electricity and non-commodity contracts	1,524,002	1,631,593	357,763	115,362	3,628,720
	$2,131,445	$1,975,613	$923,652	$115,362	$5,146,072

29.

On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. As at June 30, 2019, the current liabilities amount to $20.3 million and long-term liabilities amount to $33.2 million.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed in the interim condensed consolidated financial statements.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totaling $73.0 million (March 31, 2019 - $94.0 million) to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at June 30, 2019 were $65.5 million. (March 31, 2019 - $70.3 million).

Critical accounting estimates

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing expenses, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

30.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, California, Delaware, Ohio and Georgia. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common and preferred shares

As at August 14, 2019, there were 151,181,164 common shares and 4,662,165 preferred shares of Just Energy outstanding.

In May 2017, Just Energy announced it entered into an at-the-market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at August 14, 2019, Just Energy has issued a cumulative 338,865 preferred shares in fiscal 2019 for aggregate total gross proceeds of $10.4 million under the ATM offering. No further issuances were made in the first quarter of fiscal 2020.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

31.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17-0546.

In August 2013, Levonna Wilkins, a former door-to-door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door-to-door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. A trial commenced on August 5, 2019.  On August 12, 2019, the jury ruled in favour of Just Energy, dismissing all claims of the Illinois class members. Class members have 30 days from date of judgment to file an appeal. Just Energy strongly believes it complied with the law and continues to vigorously contest this matter.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgement was dismissed in its entirety on June 21, 2019. A trial has not been scheduled.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, a putative class action lawsuit has been filed in the United States District Court for the Southern District of New York, on behalf of investors that purchased Just Energy Group, Inc. securities between November 9, 2017 and July 23, 2019. The lawsuit seeks damages allegedly arising from violations of the Exchange Act. Just Energy believes it complied with the law and will vigorously defend the claim.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the evaluation conducted by or under the supervision of the CEO and CFO of the Company’s internal control over financial reporting in connection with the Company’s financial year-based, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

32.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s Internal Control over Financial Reporting (“ICFR”) which has been affected by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation the CEO and CFO concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

Identification of material weakness

During the quarters ended December 31, 2018, March 31, 2019, and June 30, 2019, Management failed to effectively operate a control to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Company’s accounts receivable caused by operational enrolment deficiencies in the Texas market, and due to operational and accounts receivables non-collection issues in the U.K. market.

On July 23, 2019, the Company announced operational measures implemented in the Texas residential market to address identified customer enrolment issues arising during prior periods that lead to additional overdue accounts being identified during the quarter ended June 30, 2019 that were impaired. Management identified these issues through operating controls related to the expected credit loss calculation.

Management identified an impairment of certain accounts receivable within the Texas residential markets of $58.6 million at June 30, 2019, of which $34.5 million relates to the quarter ended December 31, 2018, $19.2 million relates to the quarter ended March 31, 2019, and $4.9 million relates to the quarter ended June 30, 2019.

During operation of the June 30, 2019 month-end close controls, the Company further analyzed and concluded the U.K. receivables issue required an adjustment of $74.1 million at June 30, 2019 of which $40.1 million relates to the quarter ended December 31, 2018, $17.4 million relates to the quarter ended March 31, 2019 and $16.6 million relates to the quarter ended June 30, 2019.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified a material weakness after issuing the financial statements for the year ended March 31, 2019.

33.

Remediation of material weakness in internal control over financial reporting

Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster continuous improvement in the Company’s internal controls. These remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment.

During the quarter ended June 30, 2019, the Company made operational and financial reporting control changes throughout the organization and engaged third parties to advise the Company regarding this material weakness.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and reemphasized the importance of internal control, control consciousness and a strong control environment.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Identification and remediation of insignificant reconciling items from previous periods presented

During January 2019, in connection with the Company’s assessment of internal controls over financial reporting, the Company identified and subsequently remediated a deficiency in the design and operating effectiveness of certain internal controls related to certain account balances in certain markets. Specifically, the Company identified a deficiency in the design of internal controls through the effective operation of alternative internal controls related to the preparation, analysis and review of certain gross margin accounts in those markets.

Upon identification of the deficiency, the Company designed internal controls to include robust account reconciliations procedures, to remediate the deficiency in design. These new internal controls were effectively operated for February 28, 2019 and March 31, 2019.

Just Energy considers the internal control deficiency to be effectively remediated as at March 31, 2019.

As a result of remediating this deficiency in the design of internal controls and operating them in an effective manner, the Company identified certain individually insignificant reconciling items that should have been recorded in periods prior to April 1, 2017. The Company determined that it was appropriate to revise its consolidated financial statements as at April 1, 2017, as denoted within Note 5 of the consolidated financial statements, to correct for an aggregate error of $14.2 million in the opening accumulated deficit account. It was determined that this deficiency in the design and operating effectiveness of these specific internal controls resulted in no significant error in the income statements for the years ended March 31, 2019 and 2018.

34.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

On June 6, 2019, Just Energy announced it was initiating a strategic review of the business. The special committee is pleased with the progress of the review. The special committee’s aim is to complete its strategic review in a time frame that optimizes the value of the Company and provides the optimal outcome for shareholders.

While Just Energy remains focused on best in class service to its customers, the strategic review has provided insights into how best to unlock value from the business through a comprehensive review of capital expenditures, streamlining the organization, enhance internal controls, and further refinement of the geographic footprint. As part of this process the Company has decided to dispose of the U.K. business.

Due to the reclassification of the U.K. business, the accounts receivable impairment, and first quarter fiscal 2020 performance, management is revising its fiscal year 2020 Base EBITDA from Continuing Operations to now be in the range of $180 million to $200 million, as well as fiscal 2020 free cash flow guidance between $50 million and $70 million, defined as cash flow from operating activities minus cash flow from investing activities and excluding U.K. discontinued operations.

35.